FILED PURSUANT TO RULE 424 (B)(3)

File Number 333-144884

ARAMARK CORPORATION

SUPPLEMENT NO. 3 TO

MARKET MAKING PROSPECTUS DATED

JANUARY 4, 2012

THE DATE OF THIS SUPPLEMENT IS MARCH 1, 2012

ON MARCH 1, 2012, ARAMARK CORPORATION FILED THE ATTACHED

CURRENT REPORT ON FORM 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 29, 2012

ARAMARK CORPORATION

(Exact name of registrant as specified in charter)

Delaware	001-04762	95-2051630
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1101 Market Street Philadelphia, Pennsylvania		19107
(Address of Principal Executive Offices)		Zip Code

Registrant’s telephone, including area code: 215-238-3000

N/A

(Former name and former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On February 29, 2012, ARAMARK Corporation (the “Company”) entered into Amendment Agreement No. 2 (the “Amendment Agreement”) to the Amended and Restated Credit Agreement dated as of March 26, 2010 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among the Company (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, each subsidiary of the Company that, from time to time, becomes a party thereto, the financial institutions from time to time party thereto (the “Lenders”), JPMorgan Chase Bank, N.A., as LC Facility Issuing Bank, the Issuing Banks named therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent for the Lenders thereunder and the other parties thereto from time to time.

Among other things, the Amendment Agreement extends the maturity date of an aggregate US dollar equivalent of approximately $1,231.6 million of the Company’s term loans and $66.7 million of letter of credit deposits securing the Company’s synthetic letter of credit facility to July 26, 2016. The maturity dates of the extended terms loans and letter of credit deposits will accelerate to October 31, 2014 if any of the Company’s senior fixed rate notes due 2015 or senior floating rate notes due 2015 remain outstanding on October 31, 2014. The Company’s senior fixed rate notes due 2015 or senior floating rate notes due 2015 mature on February 1, 2015.

The term loans extended include (i) $858.1 million of U.S. dollar denominated term loans borrowed by the Company; (ii) ¥5,150.9 million of yen denominated term loans borrowed by the Company; (iii) $75.4 million of U.S. dollar denominated term loans borrowed by a Canadian subsidiary of the Company; (iv) €30.4 million of Euro denominated term loans borrowed by an Irish subsidiary of the Company; (v) £82.3 million of sterling denominated term loans borrowed by a U.K. subsidiary of the Company; and (vi) €46.1 million of Euro denominated term loans borrowed by German subsidiaries of the Company. From and after the effective date of the Amendment Agreement, (A) the Eurocurrency rate margin and letter of credit fees with respect to the extended U.S. dollar denominated and Euro denominated term loans and letter of credit deposits are 3.25%, (B) the margin on extended U.S. dollar denominated base rate term loans is 2.25% and (C) the margins on extended yen denominated term loans and sterling denominated term loans are 3.375%. The maturity date, interest margins and letter of credit fees for lenders not extending their loans or letters of credit deposits remain unchanged.

Investment funds associated with Goldman, Sachs & Co. and JPMorgan Chase Bank, N.A. own capital stock of ARAMARK Holdings Corporation, the Company’s ultimate parent company. Affiliates of Goldman, Sachs & Co. are parties to the Amendment Agreement as Lenders. JPMorgan Chase Bank, N.A. is a party to the Amendment Agreement as LC Facility Issuing Bank and as administrative agent and collateral agent for the Lenders. In addition, affiliates of Goldman, Sachs & Co. and JPMorgan Chase Bank, N.A. acted as arrangers in connection with the Amendment Agreement.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment Agreement, filed as Exhibit 10.1 hereto and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

10.1	Amendment Agreement No. 2, dated as of February 29, 2012, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, by and among ARAMARK Corporation (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and LC facility issuing bank and the other parties thereto from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARAMARK CORPORATION

Date: February 29, 2012	By:	/s/ Christopher S. Holland
	Name:	Christopher S. Holland
	Title:	Senior Vice President, Finance and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Amendment Agreement No. 2, dated as of February 29, 2012, to the Credit Agreement, dated as of January 26, 2007, as amended and restated as of March 26, 2010, by and among ARAMARK Corporation (as successor to RMK Acquisition Corporation), ARAMARK Canada Ltd., ARAMARK Investments Limited, ARAMARK Ireland Holdings Limited, ARAMARK Holdings GmbH & Co KG, ARAMARK GmbH, ARAMARK Intermediate Holdco Corporation, the Guarantors (as defined therein) party thereto, the Lenders (as defined therein), JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and LC facility issuing bank and the other parties thereto from time to time.